Filed Pursuant To Rule 433

Registration No. 333-209926

April 26, 2017

Slow Money Show with host Jean Paul Lagarde (Excerpt from Podcast)

George Milling-Stanley, Vice President of State Street Global Advisors discusses the status of gold and what political and world events that are impacting the price of gold.

http://wgso.com/podcast/slow-money-april-24th-2017/

George Milling-Stanley... was a key member of the small team that pioneered the launch of the SPDR Gold Shares Investment Vehicle.

Then, of course, there are the people who have never had any exposure to gold because they didn’t believe it was an investible asset. I think we solved that problem by the introduction of GLD in 2004, the gold-backed ETF, the SPDR Gold Trust, which has turned gold into an investible asset for many investors who didn’t think it was that before. So GLD is one way to do this.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.